SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

CHF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86782U106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6)	Shared Voting Power
13,848 shares of Common Stock
137,145 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
539,200 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8)	Shared Dispositive Power
13,848 shares of Common Stock
137,145 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
539,200 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
13,848 shares of Common Stock
137,145 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
539,200 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.2%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Convertible Preferred Stock and Reported Warrants are each subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power
19,884 shares of Common Stock
207,167 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
804,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(6)	Shared Voting Power
13,848 shares of Common Stock
137,145 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
539,200 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(7)	Sole Dispositive Power
19,884 shares of Common Stock
207,167 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
804,800 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

(8)	Shared Dispositive Power
13,848 shares of Common Stock
137,145 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
539,200 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,732 shares of Common Stock
344,312 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock
1,344,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%
(12)	Type of Reporting Person (See Instructions) IN; HC

 * As more fully described in Item 4, the Convertible Preferred Stock and Reported Warrants are each subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on June 14, 2017 (the “Original Schedule 13G”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of CHF Solutions, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 625,791 shares of common stock outstanding as of October 31, 2017, as reported in the final prospectus filed by the Issuer pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 22, 2017, and the conversion of the Convertible Preferred Stock (the “Reported Preferred Stock”) and the exercise of the reported warrants (the “Reported Warrants”), in each case subject to the Blockers (as defined below).

Pursuant to the terms of the Certificate of Designations governing the Reported Preferred Stock and the terms of the Reported Warrants, the Reporting Persons cannot convert the Reported Preferred Stock or exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Preferred Stock and more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Warrants (each a “Blocker” and collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to convert any of the Reported Preferred Stock or exercise any of the Reported Warrants due to the Blockers.

As of the date of the event which requires filing of this statement, (i) Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 13,848 shares of Common Stock, 137,145 shares of Common Stock underlying the Reported Preferred Stock and 539,200 shares of Common Stock underlying the Reported Warrants and (ii) Iroquois Capital Investment Group LLC (“ICIG”) held 19,884 shares of Common Stock, 207,167 shares of Common Stock underlying the Reported Preferred Stock and 804,800 shares of Common Stock underlying the Reported Warrants. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG as its managing member and shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Page, each of whom is a director of Iroquois Master Fund. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, Iroquois Master Fund and ICIG. Iroquois is the investment manager for the Fund and Mr. Abbe is the President of Iroquois. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Iroquois Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except to the extent of their pecuniary interest therein.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, Authorized Signatory

/s/ Richard Abbe
Richard Abbe